UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Pet Ecology Brands, Inc.
(Exact name of issuer as specified in its charter)

Texas
(State or other jurisdiction of incorporation or organization)

14822 Venture Drive, Dallas, Texas 75234 (972) 732-8085
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Ralph J. Steckel., 14822 Venture Drive, Dallas, Texas 75234 (972) 732-8085

(Name, address, including zip code, and telephone number, including area code, of agent for service)

424490 and 424990	75-2634649
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

PART I— NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

(1) Ralph J. Steckel	Office Address: 14822 Venture Drive Dallas, Texas 75234	Home Address: 2912 Robin Plano, Texas 75075
(2) James Stephens, Sr.	Office Address: 14822 Venture Drive Dallas, Texas 75234	Home Address: 2028 Whippoorwill Carrollton, Texas 75006
(3) Arthur R. Berger	Office Address: 3535 West Seventh Street, Suite 1 Fort Worth, Texas 76107	Home Address: 3813 Hillwood Way Fort Worth, Texas 76021

(b) the issuer's officers;

(1) Ralph J. Steckel	Office Address: 14822 Venture Drive Dallas, Texas 75234	Home Address: 2912 Robin Plano, Texas 75075
(2) James Stephens, Sr.	Office Address: 14822 Venture Drive Dallas, Texas 75234	Home Address: 2028 Whippoorwill Carrollton, Texas 75006
(3) Arthur R. Berger	Office Address: 3535th Seventh Street, Suite 1 Fort Worth, Texas 76107	Home Address: 3813 Hillwood Way Fort Worth, Texas 76021

(c) the issuer's general partners; N/A

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

(1) Ralph J. Steckel	Office Address: 14822 Venture Drive Dallas, Texas 75234	Home Address: 2912 Robin Plano, Texas 75075
(2) James Stephens, Sr.	Office Address: 14822 Venture Drive Dallas, Texas 75234	Home Address: 2028 Whippoorwill Carrollton, Texas 75006

(3) Telvest Communications, Inc.
Office Address:
4624 Booth Drive
Plano, Texas 75093

(4) Thomas L. Farris
Office Address:
616 Arch Adams St.
Fort Worth, Texas 76107

(e) beneficial owner of 5 percent or more of any class of the issuer's equity securities; N/A

(f) promoters of the issuer; Ralph J. Steckel and James Stephens, Sr.

(g) affiliates of the issuer; N/A

(h) counsel to the issuer with respect to the proposed offering;

Richard M. Hewitt, PC
300 Trophy Club Drive, Suite 700
Trophy Club, Texas 76262

(i) underwriter with respect to the proposed offering;

Morgan Spaulding, Inc.
5495 Beltline Rd.
Dallas, Texas 75254

(j) the underwriter's directors;

Jack G. Gross
5495 Beltline Rd.
Dallas, Texas 75254

(k) the underwriter's officers;

Jack G. Gross
5495 Beltline Rd.
Dallas, Texas 75254

(l) the underwriter's general partners; and

N/A

(m) counsel to the underwriter.

Walker & England
11106 Snow White Drive
Dallas, Texas 75229

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262. None

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied. N/A

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer. N/A

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. N/A

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

By underwriters, dealers or salespersons:

Alabama	Kentucky	Ohio
Arizona	Maryland	Oklahoma
California	Maine	Oregon
Colorado	Michigan	Pennsylvania
Connecticut	Minnesota	Rhode Island
Delaware	Nebraska	South Carolina
District of Columbia	Nevada	Texas
Florida	New Hampshire	Virginia
Georgia	New Jersey	Washington
Idaho	New Mexico	West Virginia
Illinois	New York	Wisconsin
Iowa	North Carolina	
Kansas	North Dakota	

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered. N/A

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

Pet Ecology Brands, Inc.

(2) the title and amount of securities issued;

Common Stock 482,585 Shares

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

$379,818 cash sales only

(4) the names and identities of the persons to whom the securities were issued. See i(4), ii(4), iii(4) and iv(4)

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

i. Sale by Officer

(1) Pet Ecology Brands, Inc.

(2) 5,000 Common Shares

(3) $5,000

(4) Jerrine Ann Steele (Corporate Insider)

ii. Issued by Company

(1) Pet Ecology Brands, Inc.

(2) 107,767 Common Shares

(3) Valued by the Company at $1.00 per share. No cash received. Issued to existing note holders in lieu of interest owed and to extend note maturity date one year.

(4)

Gary A Ludi	Existing Shareholder and Noteholder
Neil Montagino	Existing Shareholder and Noteholder
Diana Montagino	Existing Shareholder and Noteholder
Walters & Yeutter, P. C. Profit Sharing & Trust	Existing Shareholder and Noteholder
Ven L. Gladle	Existing Shareholder and Noteholder
Marie-Andrea Jacobsen	Existing Shareholder and Noteholder
The Richard Otto Wahlgren Trust	Existing Noteholder
Robert Burnier	Existing Noteholder
Donald Behr	Existing Noteholder and husband of shareholder
Martha H. Behr	Existing Shareholder and Noteholder
Jim Koehler	Existing Noteholder
Alan Dietzek	Existing Noteholder

Peachtree Acceptance Corp	Existing Noteholder
Robert Burnier	Existing Noteholder

iii. Issued for cash by Company

(1) Pet Ecology Brands, Inc.

(2) 374,818 Common Shares

(3) $374,818

(4) Sales outside the United States to non U.S. Citizens

Name		
Paul J.	Barrett	Corporate Outsider
Robert D.	Brown	Corporate Outsider
Joyce M.	Cousin	Corporate Outsider
Neil	Devine	Corporate Outsider
Michael	French	Corporate Outsider
Norman D.	Gilbert	Corporate Outsider
Phillip	Hamer	Corporate Outsider
Laurence W.	Harding	Corporate Outsider
Kendall C.	Harrison	Corporate Outsider
Liam J.	Mallon	Corporate Outsider
John A.	McClure	Corporate Outsider
John	Pettinger	Corporate Outsider
David Elvan	Pitts	Corporate Outsider
Richard K.	Wood	Corporate Outsider
Tim	Woodcock	Corporate Outsider
Michael	Dwyer	Corporate Outsider
Basil	Alhilli	Corporate Outsider
Dawn	Blakemore	Corporate Outsider
Clifford M.	Beck	Corporate Outsider
Tyrone	Samsonroy	Corporate Outsider
Eleanor A.	Davison	Corporate Outsider
Christopher	Marr	Corporate Outsider
Kenneth	Lee-White	Corporate Outsider
Diane	Hartwell	Corporate Outsider
Ian	Stride	Corporate Outsider
Elizabeth Ann	Morris	Corporate Outsider
Ian	Hughes	Corporate Outsider
Niall	Moriarty	Corporate Outsider
Ronald Kirkpatrick	Leonard	Corporate Outsider
Nigel W.	White	Corporate Outsider
Sulaiman Muhammad	Patel	Corporate Outsider
Ester Abidemi	Odushola	Corporate Outsider

Simon	Moyser	Corporate Outsider
Bagesh	Shah	Corporate Outsider
Donald	Bailey	Corporate Outsider
Eric	Van der Veldon	Corporate Outsider
Alex	Stewart	Corporate Outsider
Michael Timothy	Robson	Corporate Outsider
Peter	Roberts	Corporate Outsider
Bengt	Nilsson	Corporate Outsider
Alfred	Lippiatt	Corporate Outsider
David Lister	Higgins	Corporate Outsider
Christopher E.	Giblett	Corporate Outsider
Goronwy Owen	Evans	Corporate Outsider
Glanville	Coe	Corporate Outsider
Georgina B.	Coxill	Corporate Outsider
Ranga Raj	Rao	Corporate Outsider
Bengt	Nilsson	Corporate Outsider
Janet	James	Corporate Outsider
James Leonard	Jackson	Corporate Outsider
John	Hornsby	Corporate Outsider
Richard John	Hollis	Corporate Outsider
Harold	Hallworth	Corporate Outsider
Philip	Genge	Corporate Outsider
Antonio	da Silva	Corporate Outsider
Hei Mong	Cham	Corporate Outsider
Richard	Braysher	Corporate Outsider
Bagesh	Shah	Corporate Outsider
Sandra Margaret	Watson	Corporate Outsider
Richard Nevin	Newsum	Corporate Outsider
Natwarial B.	Modi	Corporate Outsider
Ivan	Booth	Corporate Outsider
Rickard	Svard	Corporate Outsider
Paul Whittington	Seeney	Corporate Outsider
Raymond	Sacco	Corporate Outsider
Evan Bryan	Pughe	Corporate Outsider
Michael Geoffrey	Wilson	Corporate Outsider
Michael K.	Curtis	Corporate Outsider
Victor Lewis	Drew	Corporate Outsider
Robert D.	Brown	Corporate Outsider
Geoffrey	Fowler	Corporate Outsider
Peter	Fitzsimmons	Corporate Outsider
Philip	Genge	Corporate Outsider
Ian Wilson	Geggie	Corporate Outsider
Bronia Corinne	Hall	Corporate Outsider
Lukas John	Gosling	Corporate Outsider

Richard J.	Marson	Corporate Outsider
John A.	McClure	Corporate Outsider
Hastings James	Molloy	Corporate Outsider
Bagesh	Shah	Corporate Outsider
Roy	Underwood	Corporate Outsider
Maurice Alfred	Sawyer	Corporate Outsider
David	Snaith	Corporate Outsider
Robert	Watterson	Corporate Outsider
David	McConnachie	Corporate Outsider
Nigel	Munn	Corporate Outsider
Neil P.	Nicholls	Corporate Outsider
Stewart Victor	Campbell	Corporate Outsider
Marek	Milkowski	Corporate Outsider
Tony	Dunleavy	Corporate Outsider
Jim	Jimmerholt	Corporate Outsider
Graig Michael	Raine	Corporate Outsider

iv. Issued for Services by the Company

(1) Pet Ecology Brands, Inc.

(2) 3,688,029 Common Shares

(3) Issued in lieu of cash for investment banking services

(4) Telvest Communications, Inc.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Sale by Steckel of 5,000 shares relied on Section 4(2) of 33 Act Isolated private transaction to one person not affiliated with the Company.

Issuance of 107,767 shares to 13 existing holders of Pet Ecology Brands, Inc. corporate notes in lieu of interest and to extend note maturity date one year. Section 4(2) of the 33 Act. Issuance not for cash to existing stockholders.

Issuance of 374,818 shares to 93 persons who are not residents or citizens of the United States.

Issuance of 3,688,029 shares to Telvest Communications, Inc. for Investment Banking services, Section 4(2) of the 33 Act – Isolated sale to one entity.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

The Company is currently offering through Morgan Spaulding, Inc. on a best efforts basis a private placement under Regulation D of 1,500,000 shares of PEB common stock at a price of $1.00 per share in 75 Units of 20,000 shares for $20,000 each. No sales have been made to date and sales will be discontinued prior to the effective date of the Regulation A. offering.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes: N/A

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed. N/A

There are no arrangements known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(c) Every underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and an estimate of the amount of securities so intended to be confirmed:

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection. N/A

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers. N/A

PART II — OFFERING CIRCULAR

Financial Statement requirements, regardless of the applicable disclosure model, are specified in Part F/S of this Form 1-A.

The Commission encourages the use of management's projections of future economic performance that have a reasonable basis and are presented in an appropriate format. See Rule 175, 17 CFR 230.175.

The narrative disclosure contents of offering circulars are specified as follows:

A: For all corporate issuers — the information required by Model A of this Part II of Form 1-A.

B: For all other issuers and for any issuer that so chooses — the information required by either Part I of Form SB-2, 17 CFR 239.29, except for the financial statements called for there, or Model B of this Part II of Form 1-A. Offering circulars prepared pursuant to this instruction need not follow the order of the items or other requirements of the disclosure form. Such information shall not, however, be set forth in such a fashion as to obscure any of the required information or any information necessary to keep the required information from being incomplete or misleading. Information requested to be presented in a specified tabular format shall be given in substantially the tabular form specified in the item.

* * * * * * * * * * * * * * * * * * * *

OFFERING CIRCULAR MODEL A.

COVER PAGE

Pet Ecology Brands, Inc.
(Exact name of Company as set forth in Charter)

Type of securities offered: Common Stock 1,000,000 shares

Maximum number of securities offered: 1,000,000 shares (50 Units of 20,000 shares per Unit)

Price per share: $1.00 or $20,000 per Unit (20,000 shares at $1.00 per share)

There is no minimum subscription amount.

Total proceeds: If maximum sold: $1,000,000 If minimum sold: N/A

(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? If yes, what percent is commission of price to public? 10%

Is there other compensation to selling agent(s)?	[x] Yes [ ] No
Is there a finder's fee or similar payment to any person?	[ ] Yes [x No (See Question No. 22)
Is there an escrow of proceeds until minimum is obtained?	[ ] Yes [xNo (See Question No. 26)
Is this offering limited to members of a special group, such as employees of the Company or individuals?	[ ] Yes [x] No (See Question No. 25)
Is transfer of the securities restricted?	[ ] Yes [x] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.

[ ] Is in the development stage.

[x] Is currently conducting operations.

[ ] Has shown a profit in the last fiscal year.

[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states: N/A

State	*State File No.*	*Effective Date*

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 69 pages.

THE COMPANY

1. Exact corporate name: Pet Ecology Brands, Inc.

   State and date of incorporation: Texas, February 20, 1996

   Street address of principal office: 14822 Venture Drive, Dallas Texas 75234

   Company Telephone Number: (972) 732-8085

   Fiscal year: December 31
   (month) (day)

   Person(s) to contact at Company with respect to offering:

   Ralph Steckel, Jr.

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

   (1) Additional Financing Requirements. The Corporation expects capital requirements to increase significantly due to the proposed expansion of marketing and product inventory. The Corporation believes that its present capital, along with the proceeds from the Offering will be sufficient to finance its cash requirements for the next six (6) months. Thereafter, the Corporation may need to raise additional funds. The exact amount of the Corporation's future capital requirements will depend on numerous factors, including, but not limited to, market acceptance of its products, growth of the Corporation's customer base, failure or delays in executing marketing programs, failure or delays in connection with expansion, growth that is more rapid than anticipated or competitive pressures. Accordingly, the Corporation's actual capital requirements may vary from currently anticipated needs and such variations could be material.

   There can be no assurance that additional financing will be available on commercially reasonable terms, or at all. If adequate funds are not available or are not available on acceptable terms, the Corporation may not be able to fund its expansion opportunities or respond to competitive pressures. Such inability to obtain additional financing when needed would have a material adverse effect on the Corporation's business, results of operations, cash flow, financial condition and prospects. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of the

Subscribers will be reduced, Subscribers may experience additional dilution and such securities may have rights, preferences and privileges senior to those of the Corporation's Common Shares.

(2) Operating History. The Corporation was founded in February 1996 and has carried on limited operations, mostly test marketing, for the past seven years; however, there is no operating history upon which to base an evaluation of the Corporation and its business and prospects. The Corporation's business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development. Such risks include the nature of the Corporation's business, the Corporation's ability to anticipate and adapt to developing markets, acceptance by consumers of the Corporation's products and the ability to identify, attract and retain qualified personnel. There can be no assurance that the Corporation will be successful in its efforts to address these risks.

(3) Management of Growth. While management believes that it will have made the necessary investments in infrastructure to process anticipated business volumes over the upcoming six (6) months in its operations, the Corporation may experience growth in infrastructure and expansion in the number of its employees and the scope of its operating and financial systems, resulting in increased responsibilities for the Corporation's existing personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In order to manage operations and any future growth effectively, the Corporation may also need to continue to implement and improve its operational, financial and management information systems and to hire, train, motivate, manage and retain its employees. There can be no assurance that the Corporation will be able to manage such growth effectively, that its management, personnel or systems will be adequate to support the Corporation's operations or that the Corporation will be able to achieve the increased levels of revenue commensurate with the increased levels of operating expenses associated with this growth.

(4) Competition. The Corporation expects competition to increase as other companies introduce additional and more competitive products to attempt to compete against the Company's unique products. In its business, the Corporation competes directly against a number of small and large private and public companies. Almost all of these companies have larger technical staffs, greater brand recognition and market presence, more established and larger marketing and sales organizations and substantially greater financial resources than the Corporation.

The Corporation believes that the competitive factors affecting the market for the Corporation's products include product performance, price and quality, product functionality and features.

The Corporation's present or future competitors may be able to deliver products comparable or superior to those offered by the Corporation, or adapt more quickly than the Corporation to new technologies or evolving customer requirements. In order to remain successful in this market, the Corporation must respond to technological change, customer requirements and competitors' current products, product enhancements and innovations.

(5) Risks Associated with Evolving Business Model. The Corporation's business model continues to evolve. The Corporation will seek to develop and promote new products. There can be no assurance that the Corporation will be able to expand its operations in a cost-effective or timely manner or that any such efforts will maintain or increase overall market acceptance. Furthermore, any new product launched by the Corporation that is not favorably received by customers could damage the Corporation's reputation and diminish the value of its brand name. Expansion of the Corporation's operations in this manner would also require significant additional expenses and development, operations and other resources and would strain the Corporation's management, financial and operational resources. The lack of market acceptance of such products or the Corporation's inability to generate satisfactory revenues from such products to offset their cost could have a material adverse effect on the Corporation's business, results of operations, cash flow, financial condition and prospects.

(6) Dependence on Key Personnel; Need for Additional Personnel. The Corporation's success is substantially dependent on the ability and experience of its senior management and other key personnel. Moreover, to accommodate its current size and manage its anticipated growth, the Corporation must maintain and expand its small employee base. The inability of the Corporation to retain and attract the necessary personnel or the loss of services of any of its key personnel will have a material adverse effect on the Corporation.

(7) Share Valuation. The price per share of this offering is the same as previous share offerings by the Company. It is not based on current revenues, net book value or earnings. Shares have been sold in private transactions at various times over the seven year life of the Company, always at $1.00 per share. The share price can be described as arbitrary.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Pet Ecology Brands, Inc. ("PEB") develops, manufactures, and markets products that are safe for pets, safe for people and safe for the environment. Each is patented, trademarked, or licensed.

Currently, the Company competes in the consumer packaged goods industry—specifically, pet food and pet products. Since its inception in 1996, the Company has spent its resources on research and development, patents, trademarks, licenses and test marketing.

The product line includes a patented cat litter that has the ability to detect Feline Lower Urinary Tract Disease (FLUTD) which is a major disease in domesticated cats. The litter destroys urine odor, clumps, and is biodegradable. It is safe for cats because it does not contain Sodium Bentonite or silica dust. The litter is lightweight (2 lbs. works like 14 lbs. of clay/sand based products), and is formulated so it can be safely disposed of in any sewer or septic system. The litter is toilet flushable.

The Company also competes in the dog treats category with K-9™ Fat Free Treats that are 99% fat free. They are also cholesterol and sodium free.

Pet ownership in the United States is at an all time high. Pet owners spend over $17 billion dollars on animal products per year, with over fifty-nine percent (59%) of American households owning a pet. Of these, thirty-seven percent (37%) have dogs and thirty-five percent (35%) have cats. Of the thirty-five percent (35%) of cat owners, almost sixty-two percent (62%) have two or more cats.

Most of the dollar growth in the industry is coming from products that are perceived to improve an animal's health. The group that ranks the highest in pet ownership (the 34-59 age group) also happens to be the richest generation in history. They have the discretionary income that permits them to spare no expense for the health and well-being of their pets.

Disposable Cat Litter

In 1985, cats passed dogs as the number one pet of choice. The number of cats in the United States has risen from 61.7 million domesticated cats in 1989 to 75.1 million in 2000. In just one year, from 1999 to 2000, the cat population grew by 3.4 percent. In 2000, cat litter sales of scoopable and conventional litter exceeded $1 billion in annual retail sales in the United States. Total sales are growing at the rate of eight percent (8%) annually. However, scoopable litter sales are growing at an annual rate of fourteen percent (14%). If this trend continues, annual U.S. retail sales in the cat litter category will approach $1.5 billion in five years. In addition, the international market is approximately sixty percent (60%) of the domestic market, making annual worldwide sales over $2.4 billion in five years.

Since its 1947 introduction, cat litter has experienced only one significant technological change. That was the addition of sodium bentonite to the clay/sand-based litters. Problems with the clay/sand products are: (1) they are very heavy and inconvenient to handle; (2) they present significant disposal problems; (3) they pose potential health risks to some cats; and, (4) they are not environmentally safe. American cat owners dispose of more than 1.8 million tons of cat litter each year. In addition to the ecological problems that most cat litters create, in urban areas disposal is extremely expensive.

Sodium Bentonite, used in most brands as the clumping agent, and the silica dust from clay-based litters can be harmful to some cats. Because these materials get on the cat's paws, they are ingested during the cat's natural cleaning process. Silica dust can lead to respiratory problems. Sodium Bentonite can cause blockages and hydration in cats and prevent the absorption of nutrients.

PEB offers the second major technological advancement in cat litters in over fifty years. The Company's litters pose no health risk to cats. With the early detection indicator of Feline Lower Urinary Tract Disease (FLUTD), the litter actually promotes pet health. These litters contain no sodium Bentonite and no silica dust. They are concentrated and lightweight (2 lbs. works like 14 lbs. of clay/sand-based litter). They are light enough that even the elderly can easily handle them. PEB's litters are "disposal friendly." These litters require significantly less landfill space. In fact, they can be safely disposed of in any sewer or septic system.

All of PEB's cat litters are patented. Among them are the following brands:

- **Scientific™ Cat Litter:** A patented formula that indicates to the pet owner a possible urinary tract infection, commonly referred to as FLUTD. The only concentrated, lightweight, eco-friendly, flushable, clumpable, dust free, odor free cat litter containing Germicide 10™ for everyday use. A two and one-half pound package of Scientific™ Cat Litter works like 17 pounds of sand or clay litter.

- **Scientific Maintenance™ Cat Litter:** A companion product to Scientific™ Cat Litter. Designed for daily use when the cat is in a cycle that does not call for Scientific™ Cat Litter. Has all of the benefits of Scientific™ Cat Litter except for the urinary tract indicator.

- **Scoop Lite Indicator® Cat Litter:** Alerts cat owners to possible infection before the symptoms of FLUTD may be noticed. A concentrated, lightweight, eco-friendly, flushable, clumpable, virtually dust free, odor free cat litter for everyday use. A two-pound package of Scoop Lite Indicator® Cat Litter is equal in volume to 14 pounds of sand or clay litter.

- **Scoop Lite Maintenance® Cat Litter:** A companion product to

Scoop Lite® Cat Litter. Designed for daily use when the cat is in a cycle that does not call for Scoop Lite Indicator® Cat Litter.

- **Scoop Lite Plus® Cat Litter:** Provides a built-in room freshener along with the other benefits of regular Scoop Lite Maintenance® Cat Litter.

- **Scoop Lite® Disposable® Litter Box**™: Environmentally safe Scoop Lite® Cat Litter prepackaged in a disposable, biodegradable litter box for the ultimate in convenience.

Treats – Dog Snacks

In the U.S., there are 59.4 million dogs. From 2000 to 2001, the dog population increased by two percent (2%). Sale of treats in the U.S. exceeds $1.3 billion in annual retail sales. Dog treats, which represent about ninety percent (90%) of the treat category, are growing approximately seven percent (7%) per year, and is the fastest growing segment within the dog food category.

As many as two-thirds of the dogs in the United States are overweight. The Company's K-9 Fat Free Treats™ are made from all natural ingredients, are ninety-nine percent (99%) fat free, and contain no cholesterol and no sodium and they come in three flavors.

(b) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete. Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

The Company competes in the consumer package goods industry specifically with pet and pet food products.

The company plans to build market share of its patented and branded products in the United States through the following distribution channels:

(a)Warehouse Club/mass merchandisers
(b) Convenience stores
(c) Direct marketing
(d) Drug stores
(e) Grocery stores
(f) Multi-Level Marketing (MLM)
(g) Pet specialty stores
(i) Veterinarians

The Company currently sells Scientific cat litter through AHICA/Amway, Inc. Some products may be introduced via Direct Marketing to pet owners using infomercials before being offered to other distribution channels. In addition, the Company can market a "private label" cat litter if it chooses to employ that strategy.

Recently, the Company has entered into an arrangement with Club Marketing, Inc., Duncanville, Texas as its marketing representative in the wholesale club and mass merchandising channels.

The company is seeking representation for the International market and it anticipates sales in the international market will start during the second year of the projection period. However, specific product introductions will be independent and separate from U.S. market introductions.

The Company's marketing plans are based on selling into the previously identified distribution channels in such a way as to give the Company the opportunity to properly prepare and execute a successful sell-in strategy. Subject to full funding the time line for selling into each distribution channel is as follows:

Below is a time line chart for expanding sales of both the cat litter and the dog treats. The first quarter will be the first quarter after the completion of the offering.



Distribution Channel
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr
5th Qtr
6th Qtr
7th Qtr
8th Qtr
(a) Club/Mass Mdsers
(b)Convenience Stores
(c) Direct Marketing
(d) Drug Stores
(e) Grocery Stores
(f) MLM
(g) Pet Specialty
(h) Veterinarian
(i) International

In the event the Company is only partially successful in obtaining funding, the product introduction date for each distribution channel and/or introduction to targeted retailers within a specific distribution channel may be delayed. The Grocery channel start date would be pushed back because it is the most expensive distribution channel to enter. Grocers typically charge hefty slotting allowances and impose other costs on the manufacturer that, in total, make this channel the most expensive to enter.

With reduced funding, the Company would initially sell its premier products, Scientific™ and Scientific Maintenance™ Cat Litter into the Veterinarian and Pet Specialty Store and MLM channels. The Company would introduce Scoop Lite Indicator™, Scoop Lite Plus®, and Scoop Lite® Maintenance, into the warehouse club/mass marketing, drug store and other channels. The Company would also seek International distribution and place specialized products in the Convenience channel. Simultaneously the Company would test pet treat Direct Marketing sales opportunities.

The Grocery channel would likely be the last major opportunity the Company would pursue given the cost of access and continued presence there. Due to the tremendous volume of cat litter and dog treats products sold through Grocers, the Company will seek to enter that distribution channel as soon as it becomes economically viable for the Company to do so.

(c) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Currently, the Company has a manufacturing contract for the production of cat litter products with Schirm USA, Inc. of Ennis, Texas. Hapeg Lloyd, a German conglomerate, owns Schirm. Schirm has four manufacturing facilities in Europe, one in Malaysia, one in Vietnam and the one located in Texas. Production of the litter in Europe has been discussed with Schirm's management. Schirm's European operations could produce cat litter products for sale in Europe. Schirm has adequate facilities to supply the Company with its cat litter needs.

The Company also has a contract with Basic Grain Products, Vancouver, BC for the manufacture of its fat free dog treats. Basic Grain Products operates facilities in Vancouver with a major manufacturing unit in Ohio. It has adequate capacity to fill the Company's product needs.

The Company is currently negotiating with a Texas based food processor for domestic production of its fat free dog treats, however, no contract has been signed.

Principal Competition in the cat litter category includes Church & Dwight, Clorox, First Brands, Oil Dri, Nestle Purina Pet Care, who all sell clay based cat litter products. The Fresh Step, Johnny Cat, Scoop Away and Tidy Cat brands (all clay based) account for approximately seventy-six percent (76%) of litter sales. Competitive retail product prices range from private label pricing of $2.97 to $8.49 for branded products in a 14-pound package. The Company's cat litters are priced competitively with clay based products. While the above brands are in competition with one another (because they are all clay/sand based), none of them offer technologically superior products including light weight and health indicating cat litter. The absence of technological advancements in other litter products presents the Company with a unique opportunity. It is positioned to enter and capture a significant share of a large market because, compared to clay/sand based products, the Company's ultra light weight cat litters are more convenient, ecologically superior and can assist the pet owner in monitoring a critical aspect of the pet's health.

The pet food and pet products operate in tandem with customers purchasing not only pet food but pet products or supplies such as cat litter. The pet food and pet products businesses continue to consolidate with the bulk of the sales made by national and international large corporations. PEB will basically niche market its unique products within the broad pet food and pet product industries.

The following table presents the suggested retail prices of the Company's cat litter products and compares those retail prices to the retail prices of old fashioned clay based cat litter that are direct competitors.

Pet Ecology Brands' Product	Suggested Retail Price	Competitive Product Suggested Retail Price
Scientific™ Indicating Cat Litter (2.5 lbs)	$12.49	No Competitive Product Exists
Scoop Lite® Indicating Cat Litter (2 lbs)	$ 9.49	No Competitive Product Exists
Scoop Lite Plus® Cat Litter (2 lbs)	$ 7.49	$ 7.95 to $ 6.49
Scoop Lite® Cat Litter (2 lbs)	$ 7.49	$ 7.95 to $ 6.49

The dog treats are competitively priced but the real attraction is they are fat free in contrast to most dog treats which are filled with fat thereby being a non-healthy treat to an overweight dog and the bulk of American pet dogs are overweight. The nature and size of the competition has previously been addressed. If it weren't for the unique nature of each product neither the cat litter or the dog treat would stand out from the competition.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

The Company currently has no existing sales contracts, however, the Company's marketing strategy is to emphasize the unique nature of its two product lines.

The cat litter is unique in two ways, it is lightweight when compared to existing clay based products and it has an indicator feature for cats with a common pet ailment. Yet on price the product is competitive and, on size and weight, the product is much more convenient.

The dog treats are designed to reward animals for good behavior. Unfortunately, most of the existing dog treats contain too much fat and are not healthy for overweight dogs, whereas, the Company's product is fat free and a healthy treat for an animal.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

The Company has no sales backlog.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

The Company has three full time employees. The three full time employees are the President who is also the inventor of all the Company's pet products, the Chairman of the Board of Directors, who is also a founder of the Company and a Director of Marketing hired in January 2003 to begin the various marketing efforts outlined above.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

The Company in January 2003 executed a five year lease on a 10,500 square foot portion of an office warehouse building in North Dallas. The Company believes the leased space will be adequate for the Company's needs for several years. The lease agreement which includes seven months free rent provides for a monthly rental cost of $3,687.00 per month beginning in August, 2003. The Company believes its office equipment and furniture are adequate for its present size.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

The Company has secured the necessary patents, trademarks and licenses to protect its line up of products. Currently, the status of each product is as outlined below:

- **Scientific™ Cat Litter.** Patented with Trademark pending
- **Scientific™ Maintenance Cat Litter**: Patented with Trademark pending
- **Scoop Lite Indicator ® Cat Litter**: Patented with Registered Trademark
- **Scoop-Lite Plus® Cat Litter.** Patented with Registered Trademark
- **Scoop-Lite® Cat Litter.** Patented with Registered Trademark
- **Scoop Lite® Disposable Litter Box ™**: Patented with Registered Trademark
- **K-9 Fat Free™ Treats.** Patent and Trademark pending. Meets the standards of the Department of Agriculture for sale in the United States.

The Company has been granted the following U.S. patents. Patent protection has been extended to England, Canada and Australia.

Patent Number	**Date Issued**
6,382,132	May 7, 2002
6,101,978	August 15, 2000
5,996,534	December 7, 1999
5,655,480	August 12, 1997

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

The Company's products are designed for the pet industry. The dog treat government regulation for consumption by dogs. Government Regulation of the cat litter industry is minimal.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

The Company has no subsidiaries.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

The Company has not been involved in any merger or acquisition since its inception nor does it anticipate any in the near term. There have been no stock splits, stock dividends or recapitalizations.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

	Event or Milestone	**Expected manner of occurrence or method of achievement**	**Date or number of months after receipt of proceeds when should be accomplished**
(1)	Sale of 374,818 shares of common stock to non U.S. Investors	Investment Banking Relationship with Telvest Communications, Inc.	Bring bank loan and certain receivables current

			Prepare marketing campaign including advertising and packaging for both the cat litter and dog treat products.
(2)	Sale of 1,500,000 Common shares under Regulation D	Sales by Morgan Spaulding, Inc.	Test Marketing both dog treats and cat litter through mass merchandising channels including warehouse stores.
(3)	Sale of 1,000,000 common shares thru Regulation A filing	Sales by Morgan Spaulding, Inc.	Begin direct marketing efforts utilizing television infomercials
			Test market dog treats through Convenience Stores and Drug Stores
(4)	Repeat Orders from Warehouse Store Test Market	Successful test market of cat litter and/or dog treats	Pay for raw product and product inventory.
(5)	Sign manufacturing contract with domestic dog treat supplier	Finish product testing	Lower dog treat costs also provide manufacturing capability for cat treats.

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

Delays in financing will severely impact PEB's ability to role out its fat free dog treat and cat litter products in mass merchandising channels with repeat orders to follow. It would not, however affect signing a manufacturing agreement with the domestic dog treat supplier.

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

   Total $<218,533> ($<.02> per share)

   The Company lost a total of $<218,533> or $<0.02> per share during 2002. The Company has never had a profitable year.

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable. N/A

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

   $<218,253> ($<0.02> per share)

   If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

The Tangible book value of the Company is $<218,253> or <0.02> a share. This number includes no value for the patents. The common stock of the Company has, since its inception in 1996, been arbitrarily priced at $1.00 per share. The Company knows of no stock issued for cash at less than $1.00 a share. All sales by the Company have noted the arbitrary nature of the price and its lack of relationship to tangible assets, sales or product markets.

   (b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

The Company sold a total of 374,818 shares to persons overseas who are not U.S. citizens for which PEB received a $1.00 a share. A total of 107,767 shares were issued not for cash to 14 existing shareholders and noteholders. The common shares were valued at $1.00 a share. The Company also issued a total of 3,688,029 shares to Telvest Communications, Inc. for investment banking services in connection with the overseas sales, the Regulation D offering and the Regulation A offering.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: 7.5 %

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $14,302,558

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Maximum Sold Amount/	Percent
Commissions & Fees	$150,000	15.0%
Legal & Accounting	$25,000	2.5%
Copying & Advertising	$10,000	1.0%
Other:		
Working Capital	$225,000	22.5%
Raw and Finished Product Inventory	$490,000	49.0%
Net Proceeds from Offering	$1,000,000	100.0%

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

1. Legal and Accounting $25,000 2.5%
2. Sales Commissions and Broker Dealer Fees $150,000 15%
3. Copying and Advertising $10,000 1%
4. Working Capital $225,000 22.5%
5. Furnished and Raw Product Inventory $490,000 49%

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain. N/A

The Company plans to sell 1,500,000 shares of its common stock at $1 per share under a Rule 506, Regulation D private placement of securities prior to the effective date of this offering.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness. None

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons. None

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain: None

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems. None

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

Proceeds from this offering should provide sufficient funds for the next six months.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the maximum amount of securities in this offering and the use of the net proceeds therefrom:

		Amount Outstanding	
	As of:	As Adjusted	
	12 / 31 / 02	Minimum	Maximum
Debt:			
Short-term debt (average interest rate ___%)	$65,100	N/A	$________
Long-term debt (average interest rate ___%)	$486,518	N/A	$________
Total debt	$551,618	N/A	$________
Stockholders equity (deficit):			
Preferred stock — par or stated value (by class of preferred in order of preferences)	N/A	N/A	$________
Common stock — par or stated value	$1,574,960	N/A	$________
Additional paid in capital	$439,190	N/A	$________
Retained earnings (deficit)	$<2,232,314>	N/A	$________
Total stockholders equity (deficit)	$<218,253>	N/A	$________
Total Capitalization	$<218,253>	N/A	$________

Number of preferred shares authorized to be outstanding: N/A

Number of Class of Preferred	Par Value Shares Authorized	Per Share
N/A	N/A	N/A

Number of common shares authorized: 50,000,000 shares. Par or stated value per share, if any: $0.001

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: N/A

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

    [X] Common Stock
    [ ] Preferred or Preference Stock
    [ ] Notes or Debentures
    [ ] Units of two or more types of securities composed of: ______________
    [ ] Other: ______________

15. These securities have:

    Yes No

    [ ] [X] Cumulative voting rights

    [ ] [X] Other special voting rights

    [ ] [X] Preemptive rights to purchase in new issues of shares

    [ ] [X] Preference as to dividends or interest

    [ ] [X] Preference upon liquidation

    [ ] [X] Other special rights or preferences (specify): ______________

    Explain:

16. Are the securities convertible? [ ] Yes [X] No
    If so, state conversion price or formula.
    Date when conversion becomes effective: ___/___/___
    Date when conversion expires: ___/___/___

17. (a) If securities are notes or other types of debt securities: N/A

    (1) What is the interest rate? ________%
    If interest rate is variable or multiple rates, describe: ______________

    (2) What is the maturity date? ___/___/___
    If serial maturity dates, describe: ______________

    (3) Is there a mandatory sinking fund? [ ] Yes [ ] No

    Describe: ______________

    (4) Is there a trust indenture? [ ] Yes [ ] No

Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No

Describe, including redemption prices: ____________________

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No

Describe: ____________________

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination. N/A

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $__________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $__________

How much indebtedness is junior (subordinated) to the securities? $ __________

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

Last Fiscal Year

			Pro Forma	
		Actual	**Minimum**	**Maximum**
"Earnings" / "Fixed Charges"	=	N/A		

If no earnings show "Fixed Charges" only	4,687	______	______

18. If securities are Preference or Preferred stock: N/A

Are unpaid dividends cumulative? [ ] Yes [ ] No

Are securities callable? [ ] Yes [ ] No

Explain:

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

None

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis):

The Company has no plans to pay dividends on its common stock.

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

Name:	Morgan Spaulding, Inc.
Address:	5495 Beltline Road Dallas, Texas 75254
Telephone No.:	(972)889-8001

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

Telvest Communications, Inc acts as the Company's investment banker. It has received a total of 3,688,029 shares of the Company's common stock.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

An affiliate of the Broker Dealer, Telvest Communications, Inc. has received 3,688,029 shares of the Company's common stock for providing investment banking services.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name:	Morgan Spaulding, Inc.
Address:	5495 Beltline Road Dallas, Texas 75254
Telephone No.:	(972)889-8001

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [X] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

Proceeds will not be escrowed.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised: N/A

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [ ] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined: All common stock issued by the Company since inception has been restricted. There is currently no market for the common stock. The Company estimates 3,156,444 shares are eligible to have the restriction removed.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when: N/A

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Title: President

Name: Ralph J. Steckel — Age: 58

Office Address:
14822 Venture Drive, Dallas, Texas 75234 — Telephone No.: (972)732-8085

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

President, Pet Ecology Brands, Inc.

Education (degrees, schools, and dates): Bacholor of Science and Marketing and Public Relations - University of Baltimore

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full Time

30. Title: Chairman of the Board of Directors

Name: James Stephens, Jr. — Age: 67

Office Address:
14822 Venture Drive, Dallas, Texas 75234 — Telephone No.: (972)732-8085

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Board Chairman, Pet Ecology Brands, Inc.

President, Premium Products of America, Inc.

Education (degrees, schools, and dates):

Bachelor/Masters Degree in Economics

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full time

31. Chief Financial Officer: Title: Chief Financial Officer

Name: Arthur R. Berger

Office Street Address:
3535 West 7th Street, Suite 1
Fort Worth, Tx 76107

Telephone No.: (817)296-1719

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Arthur Anderson & Co. – CPA and Partner

Education (degrees, schools, and dates):

Southern Methodist University

University of Illinois

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

Approximately one-third

32. Other Key Personnel:

(A) Name: Kate Daniel Age: 29

Title: Director of Marketing

Office Street Address:
3535 West 7th Street, Suite 1
For Worth, Texas 76107

Telephone No.: (817) 296-1719

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

1998 –2000 University of Dallas Distance Learning Coordinator and Marketing Specialist

2001-2001 Global Direct Resources, Dallas, Senior Account Manager

2001-2002 – Dallas Community College, Adjunct Professor

2001-2003 – Daniel Advantage Consulting, Owner, Consulting and Web Design

Education (degrees, schools, and dates):

Bachelor of Education – Brandon University, Brach, Canada, 1996

Master of Business Administration – University of Dallas

Also a Director of the Company [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time: Full Time

DIRECTORS OF THE COMPANY

33. Number of Directors: ____3____. If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

34. Information concerning outside or other Directors (i.e. those not described above): N/A

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[ ] Yes [X] No Explain:

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information. N/A

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates. No

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

The Company uses the services of two consultants that fit the category of "key personnel". The duties of the CEO/COO are handled by a senior executive who has extensive experience in the packaged goods industry. He has been a senior executive with several multi-billion dollar companies. He has been associated with the Company for over 2 years and has invested personal funds into the company to aid the Company in meeting its current cash flow needs. The duties of the CFO are being handled by and independent CPA. He has been associated with the Company for the past 1 ½ years. He has extensive experience with such industries as manufacturing and financial service. Also, he is a former partner of Arthur Andersen & Co.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse. No

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions. No

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Class of Shares	**Average Price Per Share**	**No. of Shares Now Held**	**% of Total**	**No. of Shares After Offering if All Securities Sold**	**% of Total**
Name: Thomas L. Farris					
Common	N/A	1,386,000	10.4%	1,368,000	9.69%

Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Name: Ralph J. Steckel					
Common	N/A	2,862,500	21.51%	2,862,500	20.01%

Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Name: James Stephens, Jr.					
Common	N/A	1,740,000	13.8%%	1,740,000	12.16%

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 4,602,500 shares (34.60 % of total outstanding)

After offering: a) Assuming minimum securities sold: __N/A__ shares (__N/A__ % of total outstanding)

b) Assuming maximum securities sold: 4,602,500 shares (32.17 % of total outstanding)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

None

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements. N/A

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved. N/A

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Chief Executive Officer	$ 0	$
Chief Operating Officer	0	
Chief Accounting Officer	0	
Key Personnel:		
President	$17,265	
Others:		
Consultants		
	$29,223	
	$20,999	
Total:	$67,487	$
Directors as a group (number of persons)	$38,264	$

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

Company in the past has sporadically paid salaries when funds were available.

(c) If any employment agreements exist or are contemplated, describe: None

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: 0 shares (0 % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities: None

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: None

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders. None

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

None, however, Ralph J. Steckel is not only a founder of the Company he owns 21.51% of the outstanding common stock prior to this offering.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

Company currently owes the Internal Revenue Service ("IRS") a total of $55,438.24 for tax years 1999, 2000, and 2001. Company is currently paying the IRS $1,000.00 per month pursuant to an agreement.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor. N/A

Name of Tax Advisor: ______________________________________
Address: ____
Telephone No. (___)____-___________

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete. None

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

With the sole exception of cat litter sales through a multi-level marketing distribution channel none of the Company's products are currently available for retail sale although test marketing has been undertaken at various times over the last seven years. The Company is attempting to rectify this historical situation through a series of product rollouts through various distribution channels.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

The pet food and pet supply product categories continue to consolidate as the major suppliers attempt to increase the market share through acquisitions. Such continued concentration of a few large, international suppliers will have any adverse effect on the Company's attempts to market its products.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: N/A %. What is the anticipated gross margin for next year of operations? Approximately 48%. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

50. Foreign sales as a percent of total sales for last fiscal year: 0 %. Domestic government sales as a percent of total domestic sales for last fiscal year: 0 %. Explain the nature of these sales, including any anticipated changes:

SIGNATURES

The issuer has duly causes this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, Texas, on March 18, 2003.

Pet Ecology Brands, Inc.

By: ______________________

Ralph J. Steckel, its President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Arthur R. Berger
Chief Financial Officer
Date: 3/20/03

EXHIBITS FOR PET ECOLOGY BRNDS, INC.
REG A FILING

1. Articles of Incorporation and Bylaws
2. Patents
3. Underwriting Agreement
4. Financial Statements - Unaudited

ARTICLES OF INCORPORATION OF

PET ECOLOGY BRANDS, INC.

The undersigned natural person of the age of eighteen (18) years or more acting as incorporator of a corporation under the Texas Business Corporation Act, hereby adopts the following Articles of Incorporation for such corporation:

ARTICLE ONE

The name of the corporation is

Pet Ecology Brands, Inc.

ARTICLE TWO

The period of its duration is perpetual.

ARTICLE THREE

The purposes for which the corporation is organized are:

(1) To transact any or all lawful business for which corporations may be organized under the Texas Business Corporation Act.

(2) To buy, sell, lease, and deal in services, personal property, and real property.

ARTICLE FOUR

The aggregate number of shares which the corporation shall have authority to issue is Fifty Million shares at $.001 par value per share.

ARTICLE FIVE

The corporation will not commence business until it has received for the issuance of its shares consideration of the value of one thousand dollars ($1,000.00), consisting of money, labor done, or property actually received.

ARTICLE SIX

The street address of its initial registered office is 10625 Newkirk, Dallas, Texas 75220, and the name of its initial registered agent at such address is Ralph Steckel.

ARTICLE SEVEN

The number of Directors constituting the initial Board of Directors is one, and the name and addresse of the person who is to serve as Director until the first annual meeting of the shareholders or until their successors are elected and qualified are:

Ralph Steckel

ARTICLE EIGHT

The name and address of the incorporator is:

Ralph Steckel
10625 Newkirk
Dallas, Texas 75220

IN WITNESS THEREOF, I have executed these Articles of Incorporation on this the 1st day of February, 1996.

Ralph Steckel

STATE OF TEXAS

COUNTY OF DALLAS

I, the undersigned, a Notary Public, do hereby certify that on this the 1st day of February, 1996, personally appeared before me, Ralph Steckel, who being by me first duly sworn, declared that he is the person who signed the foregoing document as incorporator, and that the statements therein contained are true.

Notary Public in and for
Dallas County, Texas

My Commission Expires:
8-27-97

JAMES WELSEY PINKERTON II
Notary Public, State of Texas
My Commission Expires 8-27-97

US005655480A

United States Patent [19]

Steckel

[11] Patent Number: 5,655,480

[45] Date of Patent: Aug. 12, 1997

[54] ANIMAL CONTROL LITTER

[75] Inventor: Ralph J. Steckel, Plano, Tex.

[73] Assignee: Pet Ecology Brands Inc., Dallas, Tex.

[21] Appl. No.: 678,240

[22] Filed: Jul. 11, 1996

[51] Int. Cl.[6] A01K 1/015

[52] U.S. Cl. 119/171

[58] Field of Search 119/171, 172, 119/173

[56] References Cited

U.S. PATENT DOCUMENTS

5,207,830 5/1993 Cowan et al. 119/171

5,295,456 3/1994 Lawson 119/172

5,303,676 4/1994 Lawson 119/173

5,421,291 6/1995 Lawson et al. 119/173

Primary Examiner—Thomas Price

Attorney, Agent, or Firm—W. J. Scherback

[57] ABSTRACT

An animal control litter comprised of an expanded light weight aggregate, a clumping agent, a surfactant and an odor control agent.

6 Claims, No Drawings

ANIMAL CONTROL LITTER

BACKGROUND OF THE INVENTION

1. Field of the Invention

This invention relates to an animal litter in which a light weight aggregate acts as a carrier for a clumping agent, a surfactant and an odor control agent.

2. Brief Description of Related Art

Because of the growing number of domestic animals used as house pets, there is a need for litters so that the animals may void or otherwise eliminate liquid or solid waste indoors in a controlled location. However, inevitably, waste build-up leads to malodor production.

In order to be useful in animal litter, materials must have good water or moisture absorbency and should have the capacity to eliminate or substantially reduce odors, particularly ammoniacal odors which normally result from animal waste.

Various clays, such as those based on the clay minerals kaoline, illite, attapulgite and the like have been used extensively in animal litter compositions due to their water and moisture absorbing properties. However such clays have very little, if any deodorizing properties. Furthermore they present disposal problems and add to the land-fill dilemma in many urban areas. Other clay-based litters are heavy making them difficult to physically carry and to dispose of.

Efforts to reduce ammoniacal odors have resulted in the use of masking agents such as pine oil, but such agents have minimal effectiveness as a function of time and sometime with negative effect, such as the animal resisting using the litter because the fragrance while pleasant to humans is offensive to the animal, particularly cats.

It is an object of the present invention to provide a light weight animal control litter that is organic and may be disposed of by flushing the litter down a commode.

It is another object of the present invention to provide an animal control litter containing an odor free odor control agent which prevents the production of ammoniacal odors.

SUMMARY OF THE INVENTION

According to the present invention there is provided an animal control litter comprised of an expanded light weight aggregate which acts as a carrier for a clumping agent, a surfactant and an odor control agent and also acts to absorb the liquid excretions of the animal. The light weight aggregate is selected from the class consisting of perlite, vermiculite, herculite, rice hulls and zeolite. Perlite is the preferred aggregate. The clumping agent is polymeric viscosity modifier which enables the aggregate, when saturated with liquid waste, quickly to clump into a stable mass for easy removal from the dry litter.

The surfactant is an alkylphenol ethoxylate which provides the litter with an anti-tracking characteristic preventing the animal from carrying dust particles from the litter site to other areas.

The odor control agent is odorless and colorless. It is a proprietary composition sold under the trade name D-Odor. Being itself odorless, It does not mask the production of ammomical odors but prevents their production.

DESCRIPTION OF THE PREFERRED EMBODIMENT

The animal control litter of the present invention is a composition comprised of an expanded light weight aggregate, a clumping agent, a surfactant and an odor control agent. The composition is dust free, light weight and entirely organic. When the ti me comes a bio-clumped mass is scooped from the dry litter and flushed down the commode.

The litter composition of the present invention can be used in litter boxes or cages of household pets such as birds, cats, hamasters, gerbils and guinea pigs. In addition the litter composition may be useful for other pets such as rabbits and ferrets as well as laboratory animals such as rats and monkeys.

The light weight aggregate is selected from the class consisting of perlite, vermiculite, herculite, rice hulls and zeolite. Perlite is the preferred aggregate. It may initially be obtained from Harborlite Corporation, 1950 East "W" Ave. Vicksburg, Mont. 49097-0100 in grade (−6+16 millimeters). The perlite is then expanded to provide porous surfaces by heating the perlite to 1800 degrees F.

The clumping agent is a polymeric viscosity modifier available from Rhone-Poulenc, prospect Plains Road, Cranbury, N.J. 0851-7600 and sold under the trade name AgRho DR-2000. In order to enable the litter composition to agglomerate into a mass upon contact with animal urine the clumping agent is mixed with the litter composition, preferably in an amount ranging from about 1 percent to about 10 percent by weight of the litter composition.

The surfactant, preferably, is an alkylpenol ethoxylate sold under the trade name CHEMPRO S-100 by Chemorse, Ltd. of 4685 Merle Hay Road, Des Moines, Iowa 50322. The surfactant adds the property of anti-tracking to the composition thus preventing the carrying of portions of the composition from the litter box to other areas of the household.

The odor control agent is proprietary to the supplier who maintains it as a trade secret. It is available under the tradename D-ODOR from Enviro Chare America, Inc. P.O. Box 2226, Great Falls, Mont. 59403-2226. The agent is colorless and odor free. It performs the function of odor elimination, not as a coverup, such as a fragrance, which can be repulsive to cats, but prevents the formation of the ammoniacal odors.

A preferred formulation of the animal control litter of the present invention is as follows:

89.6 percent by weight of expanded aggregate
00.4 percent by weight of odor control agent
07.0 percent by weight of clumping agent
03.0 percent by weight of surfactant

The composition is prepared by mixing the above components in the percentages given in apparatus which causes the odor control agent, the surfactant and the clumping agent to enter and to fill the pore in the expanded aggregate. The apparatus is a Continental Roto Mixer, Model V5, drum type roto. It rotates at 4 RPM. Every revolution provides 6 folds in the mixing action to assure that each particle of expanded aggregate is uniformly coated.

The composition is packaged or shipment in sealed bags which have been placed in cardboard shipping containers or pails so that the vibrations encountered in shipping do not cause the components to separate or to dry out any component.

Now that the invention has been described, modifications will occur to those skilled in the art and it is intended to cover such modifications which fall within the scope of the appended claims.

What is claimed is:

1. Animal control litter comprised of light weight aggregate expanded to form porous surfaces by subjecting the aggregate to a temperature of 1800 degrees F., a clumping agent, surfactant and an odor control agent.

2. The animal control litter of claim 1 in which said light weight aggregate is selected from the class consisting of perlite, vermiculite, herculite, rice hulls and zeolite.

3. The animal control litter of claim 1 in which the component parts are present in the following amounts.

89.6 percent by weight of expanded aggregate.

00.4 percent by weight of odor control agent.

07.0 percent by weight of clumping agent.

03.0 percent by weight of surfactant.

4. The animal control litter of claim 1 in which the odor control agent is D-ODOR, the surfactant is an alkylphenol ethoxylate and the clumping agent is AgRho DR-2000.

5. The animal control litter of claim 1 in which the light weight aggregate consists of perlite and vermiculite.

6. The method of manufacturing an animal control litter comprising the steps of subjecting an amount of perlite to a temperature of at least 1800 degrees F. to expand the perlite to form porous perlite, adding to the expanded perlite a clumping agent, a surfactant and an odor control agent, stirring the above named materials to add the agents and the surfactant to pores of the porous perlite.

* * * * *

US005996534A

United States Patent [19]

Steckel et al.

[11] Patent Number: 5,996,534

[45] Date of Patent: *Dec. 7, 1999

[54] ANIMAL LITTER HAVING THE PROPERTY OF DETECTING URINARY INFECTION IN FELINES

[75] Inventors: Ralph J. Steckel, Plano; Edward Eugene Hodges, III, Trinidad; Herman Morris Weller, Ennis, all of Tex.

[73] Assignee: Pet Eceology Brands, Inc., Dallas, Tex.

[*] Notice: This patent issued on a continued prosecution application filed under 37 CFR 1.53(d), and is subject to the twenty year patent term provisions of 35 U.S.C. 154(a)(2).

[21] Appl. No.: 08/881,929

[22] Filed: Jun. 25, 1997

Related U.S. Application Data

[63] Continuation-in-part of application No. 08/678,240, Jul. 11, 1996, Pat. No. 5,655,480, and application No. 08/686,309, Jul. 25, 1996, abandoned.

[51] Int. Cl.[6] A01K 1/015

[52] U.S. Cl. 119/171

[58] Field of Search 119/171, 172, 119/173

[56] References Cited

U.S. PATENT DOCUMENTS

5,207,830	5/1993	Cowan et al.	119/173
5,295,456	3/1994	Lawson	119/172
5,303,676	4/1994	Lawson	119/173
5,421,291	6/1995	Lawson et al.	119/173
5,655,480	8/1997	Steckel	119/171

Primary Examiner—Thomas Price
Attorney, Agent, or Firm—Gregory M. Howison

[57] ABSTRACT

An animal litter comprised of a liquid absorbent aggregate impregnated with a litmus agent for indicating a urinary tract infection in felines.

5 Claims, No Drawings

ANIMAL LITTER HAVING THE PROPERTY OF DETECTING URINARY INFECTION IN FELINES

CROSS REFERENCE TO RELATED APPLICATION

This is a continuation-in-part of U.S. application Ser. No. 08/678,240 filed Jul. 11, 1996 now U.S. Pat. No. 5,655,480 for ANIMAL CONTROL LITTER and a continuation-in-part of copending application Ser. No. 08/686,309 filed Jul. 25, 1996, now abandoned for ANIMAL LITTER HAVING THE PROPERTY OF DETECTING URINARY INFECTION IN CATS.

BACKGROUND OF THE INVENTION

1. Field of the Invention

This invention relates to an animal litter in which a liquid absorbent aggregate acts as a carrier of an agent for detecting urinary infection in felines and other related species.

2. Brief Description of Related Art

Because of the growing number of domestic animals, particularly felines, used as house pets, there is an increasing need for a simple means to inform the pet owner of the presence of urinary infections so that curative steps can be taken to avoid serious illness in the animal.

To the extent I am aware, the only procedure available today for detecting urinary infection in felines is to take the animal to a veterinarian who makes an appropriate test. The test usually involves the taking of a urine sample and testing it for the presence of infection. Felines are not always cooperative in the sample gathering procedure and therefore there is a need for a simple technique for determining the presence of urinary infection that avoids the need for obtaining urine samples.

It is an object of the present invention to provide an animal litter that is impregnated with an agent for indicating the presence of infection.

It is another object of the present invention to provide an animal litter containing an agent sensitive to the alkalinity of feline urine to indicate a measure of urinary infection.

It is a further object of the present invention to provide an animal litter that enables a pet owner to immediately determine the presence of a urinary infection without the need to take the animal to a veterinarian.

SUMMARY OF THE INVENTION

According to the present invention there is provided an animal litter comprised of a pH neutral or near neutral liquid absorbent aggregate that has been treated with an agent to visually indicate the presence of urinary infection in felines. The presence and the degree of infection is represented by the degree of alkalinity of the urine. Thus by impregnating the litter with a litmus-like material, such for example as sodium phenolsulfonephthalein, a pet owner can, by observing the coloration of clumped litter containing the urine, immediately determine whether or not the pet has a urinary infection. If so, the pet may then be taken to a veterinarian for treatment.

The litmus material is available from Merck under such names as Phenol Red, Sodium Golf or Reagent ACS Indicator. The litmus material, available in granule form may be finely ground into a powder and well mixed with the liquid absorbent aggregate to coat the surfaces of the aggregate granules. Preferably the litmus granules are melted at temperatures about 212 Degrees F. to form a liquid which is sprayed upon the aggregate.

The preferred litter is that described and claimed in co-pending application Serial # (Attorneys docket P104-002) filed Jul. 11, 1996 for Animal Control Litter.

DESCRIPTION OF THE PREFERRED EMBODIMENT

The animal litter of the present invention is a composition comprised of a liquid absorbent aggregate impregnated with an agent for detecting urinary tract infection in cats. The agent is a litmus material which reacts to the alkalinity of the feline urine to change the color of the litter where the feline has voided to indicate to the pet owner the presence and degree of a urinary tract infection. The litmus material possesses an activity range from pH 6.6 to pH 8.0 as provided by, but not limited to, sodium phenolsulfonephthalein available from Merck under such names an Phenol Red, Sodium Golf or Reagent ACS Indicator.

The litmus agent or material, available in granular form may be finely ground into a powder and well mixed with the liquid absorbent aggregate to coat the surfaces of the aggregate granules. Preferably the litmus granules are melted at temperatures of about 212 degrees F. to form a liquid which is sprayed upon the aggregate to coat the surfaces of the granules.

The litmus coated granules react to the alkalinity pH of the feline urine to change color to indicate the presence and the severity of a urinary tract infection. The multiple color changes related to the pH of the urine is as follows:

pH factor of 6.8, color is yellow
pH factor of 7.0, color is pink
pH factor of 7.5, color is red
pH factor of 8.0, color is blood red

All colors indicate the presence of a urinary tract infection. Should the blood red color be observed the pet owner should immediately take steps to cure the condition. In fact the presence of any of the colors should give rise to visit a veterinarian for treatment to the animal.

The preferred litter is that described and claimed in co-pending application Serial# (Attorney Docket P104-002) filed Jul. 11, 1996 for Animal Control. The preferred litter incorporating features of the present invention comprises an expanded light weight aggregate, a clamping agent, a surfactant, a pH neutral or near neutral anti-static agent and an odor control agent. The composition is dust free, light weight and biodegradable and does not bio-accumulate. When the time comes a bio-clumped mass is scooped from the dry litter and flushed down the commode.

The light weight aggregate is selected from, but not limited to, the class consisting of perlite, vermiculite, herculite, rice hulls and zeolite. Perlite is the preferred aggregate. It may initially be obtained from Harborlite Corporation, 1950 East "W" Ave. Vicksburg, Mich. 49097-0100 in grade (−6+16 millimeters). The perlite is then expanded to provide porous surfaces by heating the perlite to 1800 degrees F.

The clumping agent is a polymeric viscosity modifier, such as, but not limited to AgRho DR-2000 available from Rhone-Poulenc, prospect Plains Road, Cranbury, N.J. 0851-7600. In order to enable the litter composition to agglomerate into a mass upon contact with animal urine the clumping agent is mixed with the litter composition, preferably in an amount ranging from about 1 percent to about 10 percent by weight of the litter composition.

The surfactant, preferably, is an alkylphenol ethoxylate sold under the trade name CHEMPRO S-100 by Chemorse,

Ltd. of 4685 Merie Hay Road. Des Moines. Iowa 50322. The surfactant adds the property of anti-tracking to the composition thus preventing the carrying of portions of the composition from the litter box to other areas of the household.

Also included is an antistatic agent. The antistatic agent (antistat) is a non-ionic ester or amine such as glycerol esters of fatty acids. The amines are commonly ethoxylated tertiary amines. Dehydrate 20. 21 and 22 from Henkel 300 Brookside Ave.. Ambler. Pa. 19002 are antistats that fall into these categories. The general mechanism of antistats is that of migration to the surface of the aggregate and the subsequent hydrophilic attraction of a thin film of moisture thereon. This increases the surface conductivity. thereby lowering the resistivity and tracking due to static electricity.

The odor control agent is proprietary to the supplier who maintains it as a trade secret. It is available under the tradename D-ODOR from Envio Care America. Inc. having a mailing address of P.O. Box 1284. Ennis. Tex. 75120-1284. The odor control agent ranges in color from yellow to gray to white. It is available scent free as well as with various odor mask combinations including but not limited to a fresh baby powder scent. an industrial peppermint scent and a citrus scent. The odor control agent performs the function of odor elimination by blocking odor producing oxidation of decomposing organic matter and by complexing airborne odor molecules. It performs the function of odor elimination. not as a coverup. but in the prevention of the formation of the ammoniacal odors.

A formulations of the animal control litter of the present invention are as follows:

89.1 percent ±5.0 percent by weight of expanded aggregate

00.4 percent ±0.4 percent by weight of odor control agent

07.0 percent ±4.0 percent by weight of clumping agent

03.0 percent ±2.5 percent by weight of surfactant

00.5 percent ±0.4 percent by weight of litmus agent

00.5 percent ±0.4 percent by weight of antistat

A preferred composition is as follows:

89.1 percent by weight of expanded aggregate

00.4 percent by weight of D-Odor

07.0 percent by weight of clumping agent

03.0 percent by weight of surfactant

00.5 percent by weight of sodium phenolsulfonephthalein

00.5 percent by weight of Dehydrate 20.21 or 22

The composition is prepared by mixing the above components in sufficient quantity to make 100 percent in apparatus which causes the odor control agent. the surfactant and the clumping agent to enter and to fill the pores in the expanded aggregate. The apparatus provides multiple folds per revolution in the mixing. A suitable apparatus is a Continental Roto Mixer. Model V5. drum type: roto. It rotates at 4 RPM. Every revolution provides 6 folds in the mixing action to assure that each particle of expanded aggregate is uniformly coated.

The indication (litmus) solution is prepared by dissolving the proper amount of the indicator in a proprietary solvent mixture with mechanical shear. After dissolution is complete. the pH of the solution is adjusted so as to ensure that the resulting solution exhibits the lower range of the indicator. This solution. when applied to the feline litter. results in a yellow tinted material.

The composition is packaged or shipment in sealed bags which have been placed in cardboard shipping containers or pails so that the vibrations encountered in shipping do not cause the components to separate or to dry out any component.

Now that the invention has been described. modifications will occur to those skilled in the art and it is intended to cover such modifications which fall within the scope of the appended claims.

What is claimed is:

1. Animal litter comprised of a liquid absorbent aggregate having a substantially neutral pH and impregnated with a litmus agent to indicate the presence of urinary tract infection in felines and other related species.

2. The animal litter of claim 1 in which the liquid absorbent aggregate includes an expanded aggregate selected from the class consisting of perlite. vermiculite. herculite. rice hulls and zeolite.

3. The animal litter of claim 2 in which the aggregate has a substantially neutral pH and requires no inert carrier or pH neutralizing agent to maintain the animal litter's pH indicating properties.

4. The animal litter of claim 1 in which the litmus agent is a pH agent with an approximate activity range from pH 6.6 to pH 8.0 such as. but not limited to. sodium phenolsulfonephthalein.

5. The animal control litter of claim 3 in which the odor control agent is D-ODOR. the surfactant is an alkylphenol ethoxylate. the clumping agent is AgRho DR-2000 and the litmus material is a sodium phenolsulfonephthalein.

* * * * *

US006101978A

United States Patent [19]

Steckel

[11] **Patent Number: 6,101,978**

[45] **Date of Patent: Aug. 15, 2000**

[54] ANIMAL LITTER HAVING THE PROPERTY OF DETECTING URINARY INFECTION IN CATS

[75] Inventor: **Ralph J. Steckel**, Plano, Tex.

[73] Assignee: **Pet Ecology Brands**, Dallas, Tex.

[21] Appl. No.: **08/686,309**

[22] Filed: **Jul. 25, 1996**

Related U.S. Application Data

[63] Continuation-in-part of application No. 08/678,240, Jul. 11, 1996, Pat. No. 5,655,480.

[51] **Int. Cl.**[7] **A01K 1/01**

[52] **U.S. Cl.** **119/173**; 119/171

[58] **Field of Search** 119/171, 172, 119/173

[56] **References Cited**

U.S. PATENT DOCUMENTS

5,143,023	9/1992	Kuhns	119/171 X
5,267,532	12/1993	Franklin et al.	119/173
5,303,676	4/1994	Lawson	119/173
5,371,054	12/1994	Pluta et al.	119/173 X

Primary Examiner—Peter M. Poon
Assistant Examiner—Yvonne R. Abbott
Attorney, Agent, or Firm—Gregory M. Howison

[57] **ABSTRACT**

An animal litter comprised of a liquid absorbent aggregate impregnated with a litmus agent for indicating a urinary tract infection in cats.

5 Claims, No Drawings

ANIMAL LITTER HAVING THE PROPERTY OF DETECTING URINARY INFECTION IN CATS

CROSS REFERENCE TO RELATED APPLICATION

This is a continuation-in-part of U.S. application Ser. No. 08/678,240 filed Jul. 11, 1996 for ANIMAL CONTROL LITTER now U.S. Pat. No. 5,655,480.

BACKGROUND OF THE INVENTION

1. Field of the Invention

This invention relates to an animal litter in which a liquid absorbent aggregate acts as a carrier of an agent for detecting urinary infection in cats.

2. Brief Description of Related Art

Because of the growing number of domestic animals, particularly cats, used as house pets, there is an increasing need for a simple means to inform the pet owner of the presence of urinary infections so that curative steps can be taken to avoid serious illness in the animal.

To the extent I am aware, the only procedure available today for detecting urinary infection in cats is to take the animal to a vet who makes an appropriate test. The test usually involves the taking of a urine sample and testing it for the presence of infection. Cats are not always cooperative in the sample gathering procedure and therefore there is a need for a simple technique for determining the presence of urinary infection that avoids the need for obtaining urine samples.

It is an object of the present invention to provide an animal litter that is impregnated with an agent for indicating the presence of infection.

It is another object of the present invention to provide an animal litter containing an agent sensitive to the alkalinity of cat urine to indicate a measure of urinary infection.

It is a farther object of the present invention to provide an animal litter that enables a pet owner to immediately determine the presence of a urinary infection without the need to take the animal to a vet.

SUMMARY OF THE INVENTION

According lo the present invention there is provided an animal litter comprised of a liquid absorbent aggregate that has been treated with an agent to visually indicate the presence of urinary infection in cats. The presence and the degree of infection is represented by the degree of alkalinity of the urine. Thus by impregnating the litter with a litmus-like material, such for example as phenolsgullonephthalein, a pet owner can, by observing the coloration of clumped litter containing the urine, immediately determine whether or not the pet has a urinary infection. If so, the pet may then be taken to a vet for treatment.

The litmus material is available from Merck under such names as Phenol Red, Sodium Golf or Reagent ACS Indicator.

The present invention is effective with all known animal litters, among them being various clays, such as those based upon clay minerals kaoline, illite, attapulgite and the like. The litmus material, available in granule form may be finely ground into a powder and well mixed with the liquid absorbent aggregate to coat the surfaces of the aggregate granules. Preferably the litmus granules are melted at temperatures about 212 Degees F to form a liquid which is sprayed upon the aggregate.

While the invention is effective with clay based litters, the preferred litter is that described and claimed in co-pending application Serial # (Attorneys docket P104-002) filed Jul. 11, 1996 for Animal Control Litter.

DESCRIPTION OF THE PREFERRED EMBODIMENT

The animal litter of the present invention is a composition comprised of a liquid absorbent aggregate impregnated with an agent for detecting urinary tract infection in cats. The agent is a litmus material which reacts to the alkalinity of the cat urine to change the color of the litter where the cat has voided to indicate to the pet owner the presence and degree of a urinary tract infection. The litmus material is a Phenolsgullonephthalein available from Merck under such names as Phenol Red, Sodium Golf or Reagent ACS Indicator.

The present invention is effective with all known animal litters, among them being various clays, such as those based upon clay minerals kaoline, illite, attapulgite and the like. The litmus agent or material, available in granular form may be finely ground into a powder and well mixed with the liquid absorbent aggregate to coat the surfaces of the aggregate granules. Preferably the litmus granules are melted at temperatures of about 212 degrees F. to form a liquid which is sprayed upon the aggregate to coat the surfaces of the granules.

The litmus coated granules react to the alkalinity of the cat urine change color to indicate the presence and the severity of a urinary tract infection. The color changes related to the PH of the urine is as follows:

Ph factor of 7.0, color is pink

Ph factor of 7.5, color is red

Ph factor of 8.0, color is blood red

All colors indicate the presence of a urinary tract infection. Should the blood red color be observed the pet owner should immediately take steps to cure the condition. In fact the presence of any of the colors should give rise to visit a vet for treatment to the animal.

While the invention is effective with clay based litters, the preferred litter is that described and claimed in co-pending application Serial # (Attorney Docket P104-002) filed Jul. 11, 1996 for Animal Control. The preferred litter incorporating features of the present invention comprises an expanded light weight aggregate, a clumping agent, a surfactant and an odor control agent. The composition is dust free, light weight and entirely organic. When the time comes a bio-clumped mass is scooped from the dry litter and flushed down the commode.

The light weight aggregate is selected from the class consisting of perlite, vermiculite, herculite, rice hulls and zeolite. Perlite is the preferred aggregate. It may initially be obtained from Harborlite Corporation, 1950 East "W" Ave, Vicksburg, Mich. 49097-0100 in grade (−6+16 millimeters). The perlite is then expanded to provide porous surfaces by heating the perlite to 1800 degrees F.

The clumping agent is a polymeric viscosity modifier available from Rhone-Poulenc, prospect Plains Road, Cranbury, N.J. 0851-7600 and sold under the trade name AgRho DR-2000. In order to enable the litter composition to agglomerate into a mass upon contact with animal urine the clumping agent is mixed with the litter composition, preferably in an amount ranging from about 1 percent to about 10 percent by weight of the litter composition.

The surfactant, preferably, is an alkylphenol ethoxylate sold under the trade name CHEMPRO S-100 by Chemorse,

Ltd. of 4685 Merie Hay Road, Des Moines, Iowa 50322. The surfactant adds the property of anti-tracking to the composition thus preventing the carrying of portions of the composition from the litter box to other areas of the household.

The odor control agent is proprietary to the supplier who maintains it as a trade secret. It is available under the tradename D-ODOR from Enviro Chare America, Inc. P.O. Box 2226, Great Falls, Mont. 59403-2226. The agent is colorless and odor free. It performs the function of odor elimination, not as a coverup, such as a fragrance, which can be repulsive to cats, but prevents the formation of the ammoniacal odors.

A preferred formulation of the animal control litter of the present invention is as follows:

89.1 percent by weight of expanded aggregate
00.4 percent by weight of odor control agent
07.0 percent by weight of clumping agent
03.0 percent by weight of surfactant
00.5 percent by weight of phenolsgullonephthalein

The composition is prepared by mixing the above components in the percentages given in apparatus which causes the odor control agent, the surfactant and the clumping agent to enter and to fill the pore in the expanded aggregate. The apparatus is a Continental Roto Mixer, Model V5, drum type roto. It rotates at 4 RPM. Every revolution provides 6 folds in the mixing action to assure that each particle of expanded aggregate is uniformly coated.

In the alternative a liquified litmus is sprayed upon the mixed components in lieu of using crushed litmus granules the resulting powder of which is mixed with the other components in the blender or mixer.

The composition is packaged or shipment in sealed bags which have been placed in cardboard shipping containers or pails so that the vibrations encountered in shipping do not cause the components to separate or to dry out any component.

Now that the invention has been described, modifications will occur to those skilled in the art and it is intended to cover such modifications which fall within the scope of the appended claims.

What is claimed is:

1. Animal litter comprised of a liquid absorbent aggregate impregnated with a litmus agent to indicate the presence of urinary tract infection in cats in which the component parts are present in the following amounts:

89.1 percent by weight of an expanded aggregate,
00.4 percent by weight of an odor control agent,
07.0 percent by weight of a clumping agent,
03.0 percent by weight of a surfactant,
00.5 percent by weight of a litmus agent.

2. The animal litter of claim 1 in which said aggregate is a clay mineral selected from the class consisting of kaoline, illite, and attapulgite.

3. The animal litter of claim 1 in which the aggregate is an expanded aggregate selected from the class consisting of perlite, vermiculite, herculite, rice hulls and zeolite.

4. The animal litter of claim 1 in which the litmus agent is a phenolsgullonephthalein.

5. The animal control litter of claim 1 in which the surfactant is an alkylphenol ethoxylate, the clumping agent is a polymeric viscosity modifier and the litmus material is a phenolsgullonephthalein.

* * * * *

US006382132B1

(12) United States Patent
Steckel et al.

(10) Patent No.: US 6,382,132 B1
(45) Date of Patent: *May 7, 2002

(54) ANIMAL LITTER HAVING THE PROPERTY OF DETECTING URINARY INFECTION IN FELINES

(76) Inventors: Ralph J. Steckel, 2912 Robin Rd., Plano, TX (US) 75075; Edward Eugene Hodges, III, 515 Rose Mary Dr., Trinidad, TX (US) 75613; Herman Morris Weller, 1820 Alsdorf Rd., Ennis, TX (US) 75119

(*) Notice: This patent issued on a continued prosecution application filed under 37 CFR 1.53(d), and is subject to the twenty year patent term provisions of 35 U.S.C. 154(a)(2).

Subject to any disclaimer, the term of this patent is extended or adjusted under 35 U.S.C. 154(b) by 0 days.

(21) Appl. No.: 09/395,821

(22) Filed: Sep. 14, 1999

Related U.S. Application Data

(63) Continuation-in-part of application No. 08/686,309, filed on Jul. 25, 1996, now abandoned, and a continuation-in-part of application No. 08/678,240, filed on Jul. 11, 1996, now Pat. No. 5,655,480.

(51) Int. Cl.[7] A01K 1/15
(52) U.S. Cl. 119/171
(58) Field of Search 119/171, 172, 119/173

(56) **References Cited**

U.S. PATENT DOCUMENTS

5,143,023 A	*	9/1992	Kuhns	....	119/173
5,207,830 A	*	5/1993	Cowan et al.	....	106/672
5,267,532 A		12/1993	Franklin et al.	....	119/173
5,295,456 A	*	3/1994	Lawson	....	119/172
5,303,676 A	*	4/1994	Lawson	....	119/173
5,371,054 A	*	12/1994	Pluta et al.	....	119/173
5,421,291 A	*	6/1995	Lawson	....	119/173
5,655,480 A	*	8/1997	Steckel	....	119/171
5,996,534 A	*	12/1999	Steckel et al.	....	119/171
6,019,062 A	*	2/2000	Lombard et al.	....	119/172

* cited by examiner

Primary Examiner—Thomas Price
(74) *Attorney, Agent, or Firm*—Howison, Chauza, Thoma, Handley & Arnott, L.L.P.

(57) **ABSTRACT**

An animal litter comprised of a liquid absorbent aggregate impregnated with a litmus agent for indicating a urinary track infection in felines.

4 Claims, No Drawings

ANIMAL LITTER HAVING THE PROPERTY OF DETECTING URINARY INFECTION IN FELINES

CROSS REFERENCE TO RELATED APPLICATION

This is a continuation-in-part of U.S. application Ser. No. 08/678,240 filed Jul. 11, 1996, now U.S. Pat. No. 5,655,480 for ANIMAL CONTROL LITTER and a continuation-in-part of application Ser. No. 08/686,309 filed Jul. 25, 1996, now abandoned for ANIMAL LITTER HAVING THE PROPERTY OF DETECTING URINARY INFECTION IN CATS.

BACKGROUND OF THE INVENTION

1. Field of the Invention

This invention relates to an animal litter in which a liquid absorbent aggregate acts as a carrier of an agent for detecting urinary infection in felines and other related species.

2. Brief Description of Related Art

Because of the growing number of domestic animals, particularly felines, used as house pets, there is an increasing need for a simple means to inform the pet owner of the presence of urinary infections so that curative steps can be taken to avoid serious illness in the animal.

To the extent I am aware, the only procedure available today for detecting urinary infection in felines is to take the animal to a veterinarian who makes an appropriate test. The test usually involves the taking of a urine sample and testing it for the presence of infection. Felines are not always cooperative in the sample gathering procedure and therefore there is a need for a simple technique for determining the presence of urinary infection that avoids the need for obtaining urine samples.

It is an object of the present invention to provide an animal litter that is impregnated with an agent for indicating the presence of infection.

It is another object of the present invention to provide an animal litter containing an agent sensitive to the alkalinity of feline urine to indicate a measure of urinary infection.

It is a further object of the present invention to provide an animal litter that enables a pet owner to immediately determine the presence of a urinary infection without the need to take the animal to a veterinarian.

SUMMARY OF THE INVENTION

According to the present invention there is provided an animal litter comprised of a pH neutral or near neutral liquid absorbent aggregate that has been treated with an agent to visually indicate the presence of urinary infection in felines. The presence and the degree of infection is represented by the degree of alkalinity of the urine. Thus by impregnating the litter with a litmus-like material, such for example as sodium phenolsulfonephthalein, a pet owner can, by observing the coloration of clumped litter containing the urine, *immediately determine* whether or not the pet has a urinary infection. If so, the pet may then be taken to a veterinarian for treatment.

The litmus material is available from Merck under such names as Phenol Red, Sodium Gold or Reagent ACS Indicator. The litmus material, available in granule form may be finely ground into a powder and well mixed with the liquid absorbent aggregate to coat the surfaces of the aggregate granules. Preferably the litmus granules are melted at temperatures about 212 Degrees F to form a liquid which is sprayed upon the aggregate.

The preferred litter is that described and claimed in co-pending application Ser. No. filed Jul. 11, 1996 for Animal Control Litter.

DESCRIPTION OF THE PREFERRED EMBODIMENTS

The animal litter of the present invention is a composition comprised of a liquid absorbent aggregate impregnated with an agent for detecting urinary tract infection in cats. The agent is a litmus material which reacts to the alkalinity of the feline urine to change the color of the litter where the feline has voided to indicate to the pet owner the presence and degree of a urinary tract infection. The litmus material possesses and activity range from pH 6.6 to pH 8.0 as provided by, but not limited to, sodium phenolsulfonephthalein available from Merck under such names an Phenol Red, Sodium Golf or Reagent ACS Indicator.

The litmus agent or material, available in granular form may be finely ground into a powder and well mixed with the liquid absorbent aggregate to coat the surface of the aggregate granules. Preferably the litmus granules are melted at temperatures of about 212 degrees F. to form a liquid which is sprayed upon the aggregate to coat the surfaces of the granules.

The litmus coated granules react to the alkalinity pH of the feline urine to change color to indicate the presence and the severity of a urinary tract infection. The multiple color changes related to the pH of the urine is as follows:

pH factor of 6.8, color is yellow
pH factor of 7.0, color is pink
pH factor of 7.5, color is red
pH factor of 8.0, color is blood red

All colors indicate the presence of a urinary tract infection. Should the blood red color be observed the pet owner should immediately take steps to cure the condition. In fact the presence of any of the colors should give rise to visit a veterinarian for treatment to the animal.

The preferred litter is that described and claimed in co-pending application Ser. No. filed Jul. 11, 1996 for Animal Control. The preferred litter incorporating features *of the present invention comprises an expanded light weight* aggregate, a clumping agent, a surfactant, a pH neutral or near neutral anti-static agent and an odor control agent. The composition is dust free, light weight and biodegradable and does not bio-accumulate. When the time comes a bio-clumped mass is scooped from the dry litter and flushed down the commode.

The light weight aggregate is selected from, but not *limited to, the class* consisting of perlite, vermiculite, herculite, rice hulls and zeolite. Perlite is the preferred aggregate. It may initially be obtained from Harborlite Corporation, 1950 East "W" Ave, Vicksburg, Mich. 49097-0100 in grade (−6+16 millimeters). The perlite is then expanded to provide porous surfaces by heating the perlite to 1800 degrees F.

The clumping agent is a polymeric viscosity modifier, such as, but not limited to AgRho DR-2000 available from Rhone-Poulenc, prospect Plains Road, Cranbury, N.J. 0851-7600. In order to enable the litter composition to agglomerate into a mass upon contact with animal urine the clumping agent is mixed with the litter composition, preferably in an amount ranging from about 1 percent to about 10 percent by weight of the litter composition.

The surfactant, preferably, is an alkylphenol ethoxylate sold under the trade name *CHEMPRO S-100* by Chemorse,

Ltd. of 4685 Merie Hay Road, Des Moines, Iowa. 50322. The surfactant adds the property of anti-tracking to the composition thus preventing the carrying of portions of the composition from the litter box to other areas of the household.

Also included is an antistatic agent. The antistatic agent (antistat) is a non-ionic ester or amine such as glycerol esters of fatty acids. The amines are commonly ethoxylated tertiary amines. Dehydrate 20, 21 and 22 from Henkel 300 Brookside Ave., Ambler, Pa. 19002 are antistats that fall into these categories. The general mechanism of antistats is that of migration to the surface of the aggregate and the subsequent hydrophilic attraction of a thin film of moisture thereon. This increases the surface conductivity, thereby lowering the resistivity and tracking due to static electricity.

The odor control agent is proprietary to the supplier who maintains it as a trade secret. It is available under the tradename D-ODOR from Envio Care America, Inc. having a mailing address of P.O. Box 1284, Ennis, Tex. 75120-1284. The odor control agent ranges in color from yellow to gray to white. It is available scent free as well as with various odor mask combinations including but not limited to a fresh baby powder scent, an industrial peppermint scent and a citrus scent. The odor control agent performs the function of odor elimination by blocking odor producing oxidation of decomposing organic matter and by complexing airborne odor molecules. It performs the function of odor elimination, not as a coverup, but in the prevention of the formation of the ammonical odors.

A formulation of the animal control litter of the present invention are as follows:

89.1 percent +/- 5.0 percent by weight of expanded aggregate
00.4 percent +/- 0.4 percent by weight of odor control agent
07.0 percent +/- 4.0 percent by weight of clumping agent
03.0 percent +/- 2.5 percent by weight of surfactant
00.5 percent +/- 0.4 percent by weight of litmus agent
00.5 percent +/- 0.4 percent by weight of antistat

A preferred composition is as follows:
89.1 percent by weight of expanded aggregate
00.4 percent by weight of D-Odor
07.0 percent by weight of clumping agent
03.0 percent by weight of surfactant
00.5 percent by weight of sodium phenolsulfonephthalein
00.5 percent by weight of Dehydrate 20,21 or 22

The composition is prepared by mixing the above components in sufficient quantity to make 100 percent in apparatus which causes the odor control agent, the surfactant and the clumping agent to enter and to fill the pores in the expanded aggregate. The apparatus provides multiple folds per revolution in the mixing. A suitable apparatus is a Continental Roto Mixer, Model V5, drum type roto. It rotates at 4 RPM. Every revolution provided 6 folds in the mixing action to assure that each particle of expanded aggregate is unformly coated.

The indication (litmus) solution is prepared by dissolving the proper amount of the indicator in a proprietary solvent mixture with mechanical shear. After dissolution is complete, the pH of the solution is adjusted so as to ensure that the resulting solution exhibits the lower range of the indicator. This solution, when applied to the feline litter, results in a yellow tinted material.

The compensation is packaged or shipment in sealed bags which have been placed in cardboard shipping containers or pails so that the vibration encountered to shipping do not cause the components to separate or to dry out any component.

Now that the invention has been described, modifications will occur to those skilled in the art and it is intended to cover such modifications which fall within the scope of the appended claims.

What is claimed is:

1. Animal litter comprised of a substantially pH neutral liquid absorbent aggregate impregnated with a litmus agent to indicate the presence of urinary tract infection in felines and other related species, in which the component parts are present in the following amounts.

89.1 percent+/-5.0 percent by weight of expanded aggregate;

00.4 percent+/-0.3 percent by weight of odor control agent;

07.0 percent+/-4.0 percent by weight of clumping agent;

03.0 percent+/-2.5 percent by weight of surfactant;

00.5 percent+/-0.4 percent by weight of litmus agent;

00.5 percent+/-0.4 percent by weight of antistat.

2. The animal litter of claim 1 in which the aggregate is an expanded aggregate selected from the class consisting of perlite, vermiculite, herculite, rice hulls and zeolite.

3. Animal litter comprised of a substantially pH neutral liquid absorbent aggregate impregnated with a litmus agent to indicate the presence of urinary tract infection in felines and other related species and in which the odor control agent is D-ODOR, the surfactant is an alkylphenol ethoxylate, the clumping agent is AgRho DR-2000 and the litmus material is a sodium phenolsulfonephthalein.

4. The animal litter of claim 2 in which the aggregate is substantially pH neutral and requires no inert carrier of ph neutralizing agent to maintain the animal litter's ph indicating properties.

* * * * *

UNDERWRITING AGREEMENT

THIS AGREEMENT is made and entered into this 8th day of ~~July~~ August, 2002, by and between Morgan Spaulding, Inc. ("Underwriter"), a Texas Corporation and a member of the National Association of Securities Dealers, Inc. ("NASD"), having an address of 351 S. Sherman, Suite 101, Richardson, Texas 75081, and Pet Ecology Brands, Inc. ("the Issuer"), a Texas corporation having an address at 16524 Westgrove Drive, Addison, Texas 75001.

WITNESSETH:

WHEREAS, the Issuer desires to sponsor and promote an offering of Common stock in the Pet Ecology Brands, Inc. (the "Offering"), in which the Issuer and/or its affiliates serve as the contractor manager.

WHEREAS, common stock of Pet Ecology Brands, Inc. constitute securities the sale of which, together with sellers thereof, is highly regulated both federally and among the states;

WHEREAS, Underwriter is a duly licensed broker-dealer in the State of Texas and in other states where it conducts or may conduct its business and is authorized to offer and sell such securities in direct participation programs;

WHEREAS, the Issuer desires to employ Underwriter as its exclusive agent in connection with the sale of common stock in the Offering and Underwriter is willing to act as agent for the Issuer pursuant to the terms of this Agreement;

NOW, THEREFORE, for and in consideration of the premises, for the promises, representations and covenants of the parties hereto made, and for other good and valuable consideration, the receipt and sufficiency of which are hereby confessed and acknowledged by each of the parties hereto, it is hereby agreed by and between the Issuer and Underwriter as follows;

1. Services of Underwriter

(a) Subject to other provisions of this Agreement, Underwriter will complete or cause to be completed, a due diligence file.

(b) Underwriter shall offer and sell, on an exclusive, best efforts basis Common stock in the Offering, issued, sponsored and/or promoted by the Issuer. Such offers and sales shall be on a best efforts basis and at such unit prices as otherwise established in the Memorandum. Underwriter may and it is contemplated that it will offer the Common stock through its agent and employees and other members of the NASD, and will re-allow Discounts and Commissions in its discretion to certain dealers who are members of the NASD and who agree to sell the Common stock in conformity with the Rules of Fair Practice. In no event will such concessions exceed the amounts payable to Underwriter pursuant to this Agreement.

(c) In discharging its duties pursuant to this Agreement, Underwriter is an independent contractor and may choose its own methods of doing so, may employ and discharge representatives and may enter into and terminate agreements with other broker-dealers and the Issuer, being solely interested in the results obtained; shall not have or exercise any control over Underwriter except as otherwise provided herein.

(d) The Issuer shall retain its own counsel for any advice or services which it deems required or appropriate to its actions in making this offering.

(e) In discharging its duties hereunder, Underwriter shall be responsible for, bear and timely pay all legal costs incurred in connection with the preparation of Due Diligence file, as well as all Discounts and Commissions to representatives of the Underwriter and participating NASD member broker-dealers.

(f) It is expressly understood that the Issuer will be responsible for, bear and timely pay all legal fees incurred by it pursuant to this Agreement, all filing and Blue Sky fees as required, Escrow Fees and all accounting fees incurred in connection with the audit, if necessary of the Issuer's financial records constituting a part of the Memorandum, and all printing costs of reproducing the Memorandum.

II. Underwriter's Fees

Underwriter shall be paid an amount equal to five percent (5%) of the gross proceeds from the sale of Common stock which shall be paid directly to Underwriter by the escrow agent at closing. In addition at the same time and in the same manner, Underwriter will be paid Discounts and Commissions equal to ten percent (10%) of the gross proceeds.

It is understood that the obligations of Underwriter hereunder shall be conditioned upon the following:

(a) The approval of counsel for Underwriter of the form and content of the Memorandum, of the organization and present legal status of the Issuer, and of the legality and validity of the authorization and issuance of the Common stock to be offered pursuant hereto.

(b) The performance by the Issuer of all the obligations on its part to be performed hereunder and the truth, completeness and accuracy of all statements and representations herein contained and all financial statements furnished hereunder.

(c) The prompt compliance by the Issuer with any request by Underwriter for information or material as may be appropriate or necessary for its performance of the due diligence as required by the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

(d) The fact that from the date hereof until the date of the Memorandum and during the term of this Offering no material adverse changes shall have occurred in the properties, assets or financial condition of the Issuer other than changes occurring in the ordinary course of business.

III. Representations and Warranties

(a) The Issuer has been duly incorporated and that it is a validly existing corporation in good standing under the laws of the State of Texas.

(b) The Issuer is duly qualified to do business in the State of Texas and elsewhere as it is now conducting.

(c) The Common stock to be sold pursuant to this Agreement is duly authorized and conform in all material respects to the description thereof contained in the Memorandum.

(d) The Issuer has full right and lawful authority to execute and deliver this Agreement and all legal requirements to make this Agreement a valid, binding and legal Agreement of the Issuer have been duly complied with.

(e) There is no litigation or governmental proceeding pending or threatened involving the Issuer which might adversely affect the value or operation of the business of the Issuer of the Offering, except as referred to in the Memorandum or the Agency Agreement.

(f) The Issuer will examine the Memorandum and the information contained therein as of the date thereof will be to the best of its knowledge and belief, true and correct and will not omit to state any material fact required to be stated therein or necessary in order to make the statements therein contained not misleading.

IV. Indemnification

The Issuer hereby indemnifies and agrees to hold harmless Underwriter, its legal counsel and each broker-dealer making this offering and each person who controls Underwriter or any participating broker-dealer within the meaning of Section 15 of the Act, free and harmless from and against any and all losses, claims, demands, liabilities and expenses (except as otherwise provided herein) reasonably incurred in investigating, preparing for, defending against, or settling any litigation commenced, or threatened, or any other claim arising out of or based upon any untrue or alleged untrue statement of a material fact contained in the Memorandum, or any Amendment or supplement thereto, or which arise out of or are based upon any omission of any statement or material fact required to make the statements therein contained not misleading. The Issuer will reimburse Underwriter, and any broker-dealer, legal counsel or agent employed by

Underwriter in making this offering for any legal or other expense reasonably incurred in connection with investigating or defending against any such loss, claim, demand, liability, suit or action.

The foregoing indemnity of the Issuer in favor of Underwriter and each broker-dealer employed by Underwriter in making this offering shall not be deemed to protect Underwriter or any such broker-dealer against any liability to which it or they would be subject because of wilful misfeasance, bad faith, or gross negligence in the performance of their obligations, or by reason of its or their reckless disregard of obligations arising directly or indirectly under this Agreement.

The Indemnity made herein shall survive the date of the termination of this Agreement and the date of Closing of the offering made pursuant to this Agreement and shall inure to the benefit of Underwriter, its legal representatives, successors and assigns and each participating broker-dealer, and each control person of Underwriter or any participating broker-dealer.

V. Term; Termination

The term of this Agreement shall commence on the date first above written and shall continue in full force and effect until such time as the Offering is subscribed and closed or terminated by the Issuer and, provided further, that no such termination, whenever effective, shall have the effect of terminating indemnifications set forth in Section IV hereof.

VI. Notices

All notices and communications made pursuant to this Agreement, except as herein otherwise specifically provided, shall be in writing and deemed given when sent by certified mail, return receipt requested, hand delivered, telegraphed or faxed, to the parties hereto at their respective addresses as follows:

To the Issuer:

Pet Ecology Brands, Inc.
16524 Westgrove Drive
Addison, Texas 75001

To the Underwriter:

Morgan Spaulding, Inc.
351 S. Sherman, Suite 101
Richardson, Texas 75081

VII. Parties

This Agreement shall inure to the benefit of and shall be binding upon the Issuer, Underwriter and participating broker-dealers referred to in Section IV hereof, and their respective successors, legal representatives and assigns, and no other person shall have, or be construed to have, any legal or equitable right, remedy or claim under, in respect of, or by virtue of this Agreement or any provision herein contained.

IN WITNESS WHEREOF, the parties have signed this Agreement as of the date first above written.

UNDERWRITER:

By: Jack Gross
Title: President

ISSUER:

By: Ralph Steckel
Title: President

Pet Ecology Brands, Inc.
Balance Sheet
As of December 31, 2002

Accrual Basis

	Dec 31, 02
ASSETS	
Current Assets	
Checking/Savings	
Cash	139,360.45
Total Checking/Savings	139,360.45
Other Current Assets	
Raw Mat'l Inventory	78,007.66
Finished Goods Inventory	44,550.80
Inventory - EcoDeOdor	453.50
Total Other Current Assets	123,011.96
Total Current Assets	262,372.41
Fixed Assets	
Property, Plant & Equipment	361,928.58
Accum Depreciation/Amortz	-43,950.70
Total Fixed Assets	317,977.88
Other Assets	
Prepaid Interest	17,000.00
Deposits	6,424.00
Other Assets	0.00
Total Other Assets	23,424.00
TOTAL ASSETS	**603,774.29**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	210,700.29
Total Accounts Payable	210,700.29
Other Current Liabilities	
Payroll Liabilities	78.93
Payroll Tax Payable	48,250.13
Accrued Interest	7,378.26
N/P - Ennis State Bank	65,100.21
N/P Other	4,001.79
Total Other Current Liabilities	124,809.32
Total Current Liabilities	335,509.61
Long Term Liabilities	
N/P Officers & Directors	211,518.32
N/P Convertible Notes	275,000.00
Total Long Term Liabilities	486,518.32
Total Liabilities	822,027.93
Equity	
Common Stock	1,515,560.75
Paid In Capital	439,190.00
Treasury Stock	-3,100.00
Donated Equity	62,500.00
Retained Earnings	-2,013,870.89
Net Income	-218,533.50
Total Equity	-218,253.64
TOTAL LIABILITIES & EQUITY	**603,774.29**

Pet Ecology Brands, Inc.
Profit & Loss
January through December 2002

Accrual Basis

	Jan - Dec 02
Ordinary Income/Expense	
Income	
Litter Sales	9,000.00
Total Income	9,000.00
Cost of Goods Sold	
Purchases	7,032.32
Adjustments	2,996.00
Total COGS	10,028.32
Gross Profit	-1,028.32
Expense	
Salaries & Wages	21,749.22
Benefits	1,124.33
G & A Expenses	146,987.63
Total Expense	169,861.18
Net Ordinary Income	-170,889.50
Other Income/Expense	
Other Expense	
voided check	0.00
Prior Period Adjustments	47,644.00
Total Other Expense	47,644.00
Net Other Income	-47,644.00
Net Income	**-218,533.50**

Pet Ecology Brands, Inc.

Profit & Loss

Accrual Basis

January through December 2002

				Jan - Dec 02
Ordinary Income/Expense				
Expense				
Salaries & Wages				
Salaries - Officers			20,130.98	
Payroll Expenses			1,618.24	
Total Salaries & Wages				21,749.22
Benefits				
State Unemployment Tax			35.60	
Payroll Taxes				
FICA - Employer		310.00		
Medicare - Employer		71.25		
Payroll Taxes - Other		48.00		
Total Payroll Taxes			429.25	
Health Insurance			541.74	
Employee Meals			117.74	
Total Benefits				1,124.33
G & A Expenses				
Manufacturing Overhead				
Public storage of XS inventory		1,049.00		
Total Manufacturing Overhead			1,049.00	
Advertising				
Coupons		250.00		
Other		500.00		
Total Advertising			750.00	
Automobile				
Auto - Operating		3,051.53		
Total Automobile			3,051.53	
Bank Charges			-3,370.87	
Dues - Professional			50.00	
Insurance				
Corp Liability		2,698.00		
Total Insurance			2,698.00	
Interest			22,640.00	
Licenses & Permits			650.00	
Marketing				
Internet				
Web Site Design & Setup	5,600.00			
Internet - Other	11,690.00			
Total Internet		17,290.00		
Trade Shows		4,117.29		
Entertainment, Goodwil		1,262.01		
Other		173.19		
Total Marketing			22,842.49	
Office Supplies			4,693.72	
Postage			320.35	
Property Tax			547.48	
Office Space				
Rent - Office		17,130.53		
Office Relocation				
Phone system	1,000.00			
Office Relocation - Other	662.35			
Total Office Relocation		1,662.35		
Total Office Space			18,792.88	
Telephone			1,761.31	

Pet Ecology Brands, Inc.
Profit & Loss
January through December 2002

Accrual Basis

		Jan - Dec 02
Travel		
Airlines	655.00	
Meals	10.30	
Total Travel		665.30
Professional Fees		
Consulting Fees	51,222.36	
Legal Services	29,013.58	
Audit & Accounting	507.50	
Professional Fees - Other	75.00	
Total Professional Fees		80,818.44
Expenses for prior periods		-10,972.00
Total G & A Expenses		146,987.63
Total Expense		169,861.18
Net Ordinary Income		-169,861.18
Net Income		**-169,861.18**